CVP CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets		
Cash	$	143,858
Prepaid asset		518
Total assets	$	144,376
Liabilities and members' equity		
Liabilities		
Accrued expenses and other liabilities	$	36,516
Due to affiliate		5,400
Total liabilities		41,916
Members' equity		102,460
	$	144,376

See accompanying notes to financial statements.